January 21, 2011

VIA EDGAR AND FEDERAL EXPRESS

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC  20549-6010

RE:	Pulse Electronics Corporation
Form 10-K for the Fiscal Year Ended December 25, 2009
Filed February 24, 2010
Form 10-Q for the Quarter Ended October 1, 2010
File No. 001-05375

Dear Mr. Vaughn:

This letter will serve as a response to each of the comments in your letter dated December 23, 2010 regarding the above-referenced Form 10-K for the fiscal year ended December 25, 2009 and Form 10-Q for the quarter ended October 1, 2010.

On November 8, 2010, Technitrol, Inc. was renamed Pulse Electronics Corporation.  We sometimes refer to Pulse Electronics Corporation as the “Company”, “Pulse”, “we” or “our”.

For your convenience, we have included your comment with our related response.

Form 10-K for the Fiscal Year Ended December 25, 2009

Item 15. Exhibits and Financial Statement Schedule, page 41

Note 1. Summary of Significant Accounting Policies, page 47

1.	Please revise future filings to clearly disclose your fiscal year.

Response:

We will revise future filings to clearly disclose our fiscal year as follows:

We operate on a fiscal year basis.  Our fiscal year ends on the last Friday of December each calendar year.  For 2010, 2009 and 2008, our fiscal year ended on December 31, 2010, December 25, 2009 and December 26, 2008, respectively.

Note 8. Income Taxes, page 59

2.	We note here and from your October 1, 2010 Form 10-Q that you present a net deferred income tax asset of $25.4 million and $30.8 million as of December 25, 2009 and October 1, 2010, respectively.

United States Securities and Exchange Commission
January 21, 2011

You state that you believe it is more likely than not that sufficient taxable income will be generated in the foreseeable future to realize the net deferred tax assets due to your history of taxable income, your projection of future earnings and your ability to repatriate earnings.  Giving specific consideration to negative evidence such as cumulative losses in recent years and during the nine months ended October 1, 2010, please explain to us in more detail why you believe that it is more likely than not that all of the deferred tax assets will be realized.  Refer to the guidance provided in paragraphs 740-10-30-5 and 740-10-30-18 through 740-10-30-23 of the FASB Accounting Standards Codification.

Response:

Amounts listed in the Commission’s letter relate to the net deferred tax asset of $25.4M disclosed in our Form 10-K for the fiscal year Ended December 25, 2009, and the net long term deferred tax asset of $30.8M disclosed in our Form 10-Q for the quarter ended October 1, 2010.  A comparable amount for our third quarter 2010 net deferred asset position is $33.3M.  Below is a detail of our deferred tax positions (amounts in millions):

	2010 Q3 10-Q		2009 10-K
Short-term deferred tax assets	$4.9		$5.5
Short-term deferred tax liabilities	<2.4	>	<2.6	>
Long-term deferred tax assets	39.9	*	34.8
Long-term deferred tax liabilities	<9.1	>*	<12.3	>
Net deferred tax assets	33.3		25.4	*

* Amount referenced in December 23, 2010 comment letter $30.8M and $25.4M .

The majority of the net deferred tax asset listed above (approximately 100% for 2009 and 83% for 2010) relates to U.S. net deferred tax assets.

Our deferred tax assets primarily relate to U.S. federal and state temporary differences, a net operating loss created in 2009, and tax credit attributes.  The U.S. federal temporary differences and net operating loss have significant carryforward periods available for utilization (twenty years commencing in 2010 for the net operating loss).  No valuation allowance has been recorded relative to the U.S. deferred tax assets.  The valuation allowance of $11.5M disclosed in footnote 8 in the 2009 Form 10-K relates to deferred tax assets in non-U.S. jurisdiction legal entities for which there is not expected to be sufficient future taxable income to realize the related deferred tax assets.

Our management considers positive and negative evidence in determining whether a valuation allowance is necessary.  In considering the ability to recover deferred tax assets, we consider projected future taxable income, available tax planning strategies, deferred tax liabilities that can be used to offset reversing deferred tax assets, the ability to carry-back losses, and the effect of unrecorded tax benefits.

We believe it is more likely than not that our net deferred tax asset of $25.4M as of December 25, 2009 (and net deferred tax asset of 33.3M as of October 1, 2010) will be realized in accordance with paragraph 740-10-30-5 of the FASB Accounting Standards Codification.

United States Securities and Exchange Commission
January 21, 2011

Our deferred taxes are determined separately for each tax-paying component (entity or group of entities which are consolidated for tax purposes) in each jurisdiction. We believe that substantially all of the U.S. deferred tax liabilities can be used to offset the U.S. deferred tax assets. We believe there is sufficient taxable income (within the current period and anticipated future periods) to realize the net deferred tax assets in the respective jurisdictions.  The net deferred tax asset of our U.S consolidated tax return group consist  of a federal net operating loss (NOL),  foreign tax credit (FTC) carryforward, pension liability and certain other miscellaneous items.  The U.S. group has a deferred tax liability related to earnings of certain non-U.S. subsidiaries which are not permanently reinvested.

The Company believes that the U.S. net operating loss is non-recurring as a result of the 2009 sale of the Electrical segment, which included the sale of certain U.S. assets at a loss of approximately $14.4 million creating a NOL carry-forward with a twenty-year expiration period. Prior to that period, the U.S. consolidated tax group generated taxable income.

Our management concluded that the following positive evidence outweighs the recent presence of non-recurring losses:  (a) the Company historically generates U.S. taxable income regularly through sub-part F income related to non-U.S. subsidiaries and also currently forecasts this to continue, and (b) we are in a position to execute certain tax planning strategies (explained further below) which will generate taxable income of the appropriate character in the appropriate periods to realize U.S. deferred tax assets and (c) the Company’s continuing operations have historically generated, and are expected to continue to generate, taxable operating results at a level such that sufficient U.S. taxable income will be realized to utilize the net deferred tax assets.

In an effort to utilize the loss and tax credit carryforwards, we have implemented tax planning strategies (in accordance with paragraph 740-10-30-18d of FASB Accounting Standards Codification) to both mitigate the size of the loss suffered in 2009 and to accelerate taxable income in 2010 and certain future periods.  Further, the repatriation of a significant portion of the Company’s non-U.S. subsidiary earnings which are not permanently reinvested result in U.S. taxable income for which we can deduct all of our U.S. NOLs and utilize a significant portion of the FTCs.

We executed this repatriation strategy by directing a non-U.S. subsidiary to declare and remit a dividend to a member of the U.S. consolidated return group for $38.0M (this is a portion of the subsidiary earnings which will not be reinvested abroad and to which deferred taxes have been recorded).  This dividend has completely utilized the 2009 NOL of $17.0M reported on the 2009 U.S. consolidated tax return and has significantly utilized certain U.S. FTCs of approximately $6M.  Future dividends of the remaining non-permanently reinvested earnings, other tax planning strategies, and the return to U.S. profitability after the non-recurring 2009 sale of certain assets will generate sufficient taxable income in the foreseeable future in order to realize the remaining net deferred tax assets.

3.
We note your disclosure that you have not provided for U.S. federal and state income and foreign withholding taxes on your non-U.S. continuing operations subsidiaries’ undistributed earnings.  Please explain to us how your accounting complies with paragraph 740-30-25-3 of the FASB Accounting Standards Codification.  In this regard, to the extent that you believe you qualify for the exception outlined in paragraph 740-30-25-17 of the FASB Accounting Standards Codification, please explain to us your basis for this conclusion in light of your disclosure in the preceding paragraph that in part because of your ability to repatriate earnings, you believe it is more likely than not that sufficient taxable income will be generated to realize the net deferred tax assets.

United States Securities and Exchange Commission
January 21, 2011

Response:

We believe that the Company complies with 740-30-25-3 and 740-30-25-17 of FASB Accounting Standards Codification as non-U.S. subsidiary earnings are permanently reinvested  with the exception as the amounts referenced in Response 2 above as non-permanently reinvested.  The Company elected to remit certain non-U.S. earnings to accelerate the use of the previously discussed NOL.

At December 25, 2009, we had undistributed earnings of $40M that were expected to be repatriated for which deferred tax liabilities have been recorded.  The character and timing of U.S. tax liabilities arising from undistributed earnings expected to be repatriated were considered in determining the realizability of its net deferred tax assets.

Our disclosure in footnote 8 regarding undistributed earnings to be permanently reinvested relates to undistributed earnings that are distinct from the undistributed earnings for which we record deferred tax liabilities and considered in our assessment of the realization of deferred tax assets.

For earnings permanently reinvested outside the U.S., we have not provided for U.S. federal income and foreign withholding taxes on our non-U.S. subsidiaries’ undistributed earnings.  In accordance with the provisions of paragraphs 740-30-25-3 and 740-30-25-17 of FASB Accounting Standards Codification, we intend to reinvest these earnings outside the U.S. indefinitely.  Our expectation and objective is to enhance and grow our non-U.S. operations by allocating and accumulating these funds for purposes of servicing non-U.S. debt, financing future growth opportunities such as acquisitions, infrastructure and capital investment needs, working capital and other cash needs.  Accordingly, we have historically maintained a reinvestment policy of allocating and accumulating substantially all of our non-U.S. subsidiaries’ earnings and surplus cash for these financing and strategic objectives.  While some of these funds have been accumulated for future uses, other funds have been reinvested in and applied by our non-U.S. operating subsidiaries to enhance their operations, future capacity and growth needs.  Moreover, given our history of non-U.S. acquisitions, we expect a significant portion of the funds to be deployed to finance future acquisitions outside of the U.S.

The preservation of potentially expiring U.S. tax attributes with the 2010 repatriation is consistent with the aforementioned repatriation policy as the dividend will produce U.S. taxable income which will be offset from a cash and current tax standpoint by the net operating loss and tax credit attributes and will be offset from a deferred tax standpoint by the previously established deferred tax liability on the non-permanently reinvested earnings.

We will revise future filings to disclose the amount of undistributed earnings for which we have provided U.S. federal and state income and foreign withholding taxes in our Income Tax footnote included in our Notes to Consolidated Financial Statements.

United States Securities and Exchange Commission
January 21, 2011

Note 19. Segment and Geographical Information, page 72

4.
We note your disclosures here that you have one reportable segment due to reporting your Electrical segment as a discontinued operation as of December 31, 2009.  Please tell us the number of operating segments you have identified in accordance with paragraphs 280-10-50-1 though 280-10-50-9 of the FASB Accounting Standards Codification.  To the extent that your single reportable segment results from the aggregation of two or more operating segments, explain how aggregation is consistent with paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

Response:

We acknowledge the guidance of paragraphs 280-10-50-1 through 280-10-50-9 of the FASB Accounting Standards Codification.

In accordance with paragraphs 280-10-50-1.b and 280-10-50-5, we have identified our chief executive officer as the chief operating decision maker of the Company.  Our chief executive officer is responsible for allocating resources and assessing the performance of the Company. As of December 31, 2009, our chief executive officer reviewed the Company based on two reportable segments – Pulse (“Electronics”) and AMI Doduco (“Electrical”).  Both Pulse and AMI Doduco engaged in business activities from which each segment earned revenues and incurred expenses.  Also, each segment’s operating results were regularly reviewed by our chief executive officer in order to make decisions about resources to be allocated to the segment and assess its performance and discrete financial information was available for each of these segments.  We continued to operate the Company in this manner through September 2, 2010 which is the date we completed the divestiture of AMI Doduco. Although the disclosures in our Form 10-K for the fiscal year ended December 25, 2009 reflected the results of a single reportable segment, the Company was being managed by our chief executive officer as two reportable segments, one of which was reported as a discontinued operation.

The chief executive officer position has been held by four executives during a period of less than ten months.  Prior to the retirement of Mr. Papada in April, 2010, Technitrol, Inc. was reviewed based on two reportable segments – Pulse and AMI Doduco.   Mr. Moloney joined Technitrol, Inc. as chief executive officer in April, 2010 and continued this structure.  However, late in the second quarter of 2010, in moving toward the completion of the divestiture of AMI Doduco, Mr. Moloney began planning for the integration of the corporate entity of Technitrol, Inc. and the operating segment of Pulse.  It was during this time that Mr. Moloney began studying the organizational structure of the continuing operations to determine the optimal operating structure for the Company after the AMI Doduco divestiture.  We announced the definitive agreement to sell AMI Doduco in August, 2010.  Also included in the press release was an announcement that Mr. Moloney was leaving his post as chief executive officer and that Mr. Moyer would become the Company’s interim chief executive officer until a permanent replacement for Mr. Moloney was found.  Mr. Moyer completed the AMI Doduco divestiture in September, 2010 and continued the integration plan initiated by Mr. Moloney which culminated with the renaming and merger of Technitrol, Inc. and Pulse into Pulse Electronics Corporation in November, 2010.  During January, 2011, Mr. Faison succeeded Mr. Moyer as chief executive officer.  As a result of the divestiture of a reportable segment, numerous changes in the chief executive officer position and other significant organizational changes at Pulse, management has not yet finalized a new organizational structure, nor have additional operating segments have been identified.

United States Securities and Exchange Commission
January 21, 2011

In accordance with paragraphs 280-10-50-1 through 280-10-50-9 of the FASB Accounting Standards Codification, we have preliminarily identified three operating segments – Power, Network and Wireless.  These three operating segments may qualify as reportable segments according to paragraph 280-10-50-10 of the FASB Accounting Standards Codification.  However, due to the transformational activities of the Company summarized above, we are not yet able to conclude that the new chief operating decision maker hired in January, 2011 will continue the current operating and reporting structure.

During the first quarter of 2011, we expect our chief operating decision maker, Mr. Faison, will finalize the operating and reporting structure of the Company, as well as the operating results that will be used to allocate resources and assess the performance of each operating segment.   Once completed, we will re-evaluate the requirements of Topic 280 of the FASB Accounting Standards Codification and endeavor to include the appropriate disclosures in our Form 10-Q for the fiscal quarter ended April 1, 2011.

5.
We note that you design and manufacture components and modules in three primary product groups.  Please revise future filings to provide the disclosures of revenues by product group as required by paragraph 280-10-50-40 of the FASB Accounting Standards Codification.

Response:

We will revise future filings to disclose the revenue of Power, Network and Wireless.

Other

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
January 21, 2011

Should the staff have any questions, please do not hesitate to contact the undersigned.

Respectively submitted,

/s/ Drew A. Moyer

Drew A. Moyer
Senior Vice President and
Chief Financial Officer

cc:	Tara Harkins, Staff Accountant, SEC
Martin James, Senior Assistant Chief Accountant, SEC